UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

MICHAEL P. KRENSAVAGE
KRENSAVAGE ASSET MANAGEMENT, LLC
130 E. 59th St.
11th Floor
New York, NY 10022
(212) 518-1970

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,925,170
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,925,170
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,925,170
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,925,170
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS TOO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,920
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 521,920
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS TOO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,920
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 521,920
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,447,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,447,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MICHAEL P. KRENSAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,447,090
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,447,090
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON JEFFREY D. GOLDBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MARK D. STOLPER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON JOHN S. WATTS JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON FRANK R. WILLIAMS JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Krensavage Partners, LP, a Delaware limited partnership (“Krensavage Partners”);

(ii)	Krensavage Partners Too, LP, a Delaware limited partnership (“Krensavage Partners Too”);

(iii)	Krensavage Advisors, LLC, a Delaware limited liability company (“Krensavage Advisors”), which serves as the general partner of Krensavage Partners;

(iv)	Krensavage Advisors Too, LLC, a Delaware limited liability company (“Krensavage Advisors Too”), which serves as the general partner of Krensavage Partners Too;

(v)
Krensavage Asset Management, LLC, a Delaware limited liability company (“Krensavage Asset Management”), which serves as the investment manager of  each of Krensavage Partners and Krensavage Partners Too;

(vi)	Michael P. Krensavage, who serves as the managing member of Krensavage Asset Management;

(vii)	Jeffrey D. Goldberg, as a nominee for the Board of Directors of the Issuer (the “Board”);

(viii)	Mark D. Stolper, as a nominee for the Board;

(ix)	John S. Watts Jr., as a nominee for the Board; and

(x)	Frank R. Williams Jr., as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Krensavage Partners, Krensavage Partners Too, Krensavage Advisors, Krensavage Advisors Too, Krensavage Asset Management, and Mr. Krensavage is 130 E. 59th St., 11th Floor, New York, NY 10022.  The principal business address of Mr. Goldberg is 3201 Barhite Street, Pasadena, California 91107. The principal business address of Mr. Stolper is c/o RadNet, Inc., 1510 Cotner Avenue, Los Angeles, California 90025.  The principal business address of Mr. Watts is 3301 Arapahoe Ave, E330, Boulder, Colorado 80303.  The principal business address of Mr. Williams is 200 Park Avenue, 32nd Floor, New York, New York 10166.

CUSIP NO. 74975N105

(c)           The principal business of each of Krensavage Partners and Krensavage Partners Too is investing in securities. The principal business of Krensavage Advisors is serving as the general partner of Krensavage Partners. The principal business of Krensavage Advisors Too is serving as the general partner of Krensavage Partners Too. The principal business of Krensavage Asset Management is serving as the investment manager of each of Krensavage Partners and Krensavage Partners Too. The principal occupation of Mr. Krensavage is serving as the managing member of Krensavage Asset Management.   The principal occupation of Mr. Goldberg is serving as Chair of the Boards of Directors of MModal IP LLC, a provider of service-based and technology-based transcription, coding, and clinical documentation-improvement services to health care systems, and Physiotherapy Associates Holdings, Inc., a national physical therapy services company, which is expected to be acquired by a subsidiary of Select Medical Holdings Corporation in the first quarter of 2016. Mr. Goldberg also serves as Co-Chair of Surgical Specialties Corporation, which supplies blades and wound-closure devices to support the surgical suite as well as OEM products to most of the world’s largest medical device companies.  The principal occupation of Mr. Stolper is serving as Executive Vice President and Chief Financial Officer of RadNet, Inc., a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the U.S. based on number of locations and annual imaging revenue.  Mr. Stolper also serves as a member of the Boards of Directors of On Track Innovations, Ltd., a developer and marketer of contactless microprocessor-based smart card solutions, Surgical Solutions, LLC, a provider of minimally invasive surgical support and equipment, and Physiotherapy Associates Holdings, Inc., a national physical therapy services company, which is expected to be acquired by a subsidiary of Select Medical Holdings Corporation in the first quarter of 2016.  The principal occupation of Mr. Watts is serving as Executive Chairman of HealthPlan Holdings, Inc., the largest privately-held provider of business process outsourcing for insurers in the individual, small business, union trust and voluntary benefits markets, and as Trustee of Blue Cross and Blue Shield of Minnesota.  The principal occupation of Mr. Williams is serving as Senior Vice President and Senior Managing Director of Acquisitions for Medical Properties Trust, Inc., a real estate investment trust focusing exclusively on providing capital to acute care facilities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Krensavage, Goldberg, Stolper, Watts, and Williams are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Krensavage Partners and Krensavage Partners Too were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A.  The aggregate purchase price of the 2,925,170 Shares directly owned by Krensavage Partners is approximately $11,778,197, including brokerage commissions.  The aggregate purchase price of the 521,920 Shares directly owned by Krensavage Partners Too is approximately $2,606,782, including brokerage commissions.

CUSIP NO. 74975N105

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 19, 2016, Krensavage Partners (together with its affiliates, “Krensavage”) delivered a letter to the Issuer nominating Jeffrey D. Goldberg, Mark D. Stolper, John S. Watts Jr., and Frank R. Williams Jr. (the “Nominees”) for election to the Board at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”).  Krensavage believes that change to the composition of the Board is warranted given the qualifications of its Nominees, as evidenced by their bios below, as well as the underperformance of the Issuer.  The Nominees are highly qualified candidates with relevant credentials and industry experience who Krensavage believes can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer.

Jeffrey D. Goldberg has served as Chair of the Board of Directors of MModal IP LLC, a provider of service-based and technology-based transcription, coding, and clinical documentation-improvement services to health care systems, since August 2014, and as Chair of the Board of Physiotherapy Associates Holdings, Inc., a national physical therapy services company, since January 2014, which is expected to be acquired by a subsidiary of Select Medical Holdings Corporation (NYSE:SEM) in the first quarter of 2016 for approximately $400 million.  Mr. Goldberg also serves as Co-Chair of Surgical Specialties Corporation (formerly Angiotech Pharmaceuticals Inc.), which supplies blades and wound-closure devices to support the surgical suite as well as OEM products to most of the world’s largest medical device companies, a position he has held since May 2011.  Previously, he served as Executive Vice Chair and Interim Chief Executive Officer of Quallion LLC, a lithium ion cell and battery manufacturer, from January 2012 until it was acquired by EnerSys (NYSE:ENS) in November 2013. Mr. Goldberg served as Vice President of Advanced Systems at EnerSys, a manufacturer of batteries for motive power, reserve power, aerospace, and defense applications, from November 2013 to December 2015.  From February 2010 to November 2013, Mr. Goldberg served as President of IncuMed LLC, the technology incubator for Al Mann's development level companies, including companies pursuing drug-device combinations to treat tinnitus and diabetes as well as advanced technologies supporting defense and intelligence agencies (“IncuMed”). He also served as General Counsel to IncuMed from October 2008 to February 2010.  Prior to IncuMed, Mr. Goldberg held various executive management positions in the health care industry, including as Senior Vice President and General Counsel at Advanced Bionics Corporation, a developer of cutting-edge cochlear implant technology, from 2004 to 2008, Chief Financial Officer at Los Angeles Orthopaedic Hospital (in alliance with UCLA Healthcare), from 1994 to 1999, and Senior Management Consultant at the Doheny Eye Institute (affiliated with UCLA Healthcare), from 1993 to 1994.  He also served during 1994 as a quality control executive in China for Holmes Products Corp., a subsidiary of Jarden Corporation (NYSE:JAH) that produces mechanical fans, air heaters, and humidifiers, and as a lawyer for each of Occidental Petroleum Corporation (NYSE:OXY), from 2001 to 2004, O'Melveny & Myers, LLP, from 1999 to 2001, and McDermott, Will & Emery, LLP, from 1991 to 1993, with a focus in M&A, securities, health care regulatory, and tax-exemption. Mr. Goldberg earned his J.D. from UCLA School of Law and his A.B. with a concentration in Philosophy from Harvard College.

Mark D. Stolper has served as Executive Vice President and Chief Financial Officer of RadNet, Inc. (NYSE:RDNT), a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the U.S. based on number of locations and annual imaging revenue (“RadNet”), since 2004, and previously served as an independent member of RadNet's Board of Directors.  Mr. Stolper currently serves as a member of the Boards of Directors of On Track Innovations, Ltd. (NASDAQ:OTIV), a developer and marketer of contactless microprocessor-based smart card solutions, since December 2012, Surgical Solutions, LLC, a provider of minimally invasive surgical support and equipment, since January 2015, and Physiotherapy Associates Holdings, Inc., a national physical therapy services company, since December 2013, which is expected to be acquired by a subsidiary of Select Medical Holdings Corporation (NYSE:SEM) in the first quarter of 2016 for approximately $400 million. Previously, Mr. Stolper served as Chairman of CompuMed, Inc. (OTCMKTS:CMPD), a medical informatics and software company, from May 2007 to October 2014.  He also previously served as a director of each of Alco Stores, Inc. (formerly NASDAQ:ALCS), a rural broad line retailer, from August 2014 through June 2015, Tix Corporation (OTCMKTS:TIX), a live entertainment ticketing company, from July 2011 to December 2013, and Metropolitan Health Networks, Inc. (formerly NYSE:MDF), a healthcare services provider, from April 2010 until it was acquired by Humana, Inc. (NYSE:HUM) for approximately $850 million in December 2012.  Prior to that, Mr. Stolper was a partner at Broadstream Capital Partners and West Coast Capital, Los Angeles-based investment and merchant banking firms focused on advising middle market companies engaged in financing and merger and acquisition transactions, from 1999 to 2004. He also previously served as Vice President of Eastman Kodak Co.'s (NYSE:KODK) Entertainment Imaging subsidiary from 1998 to 1999 and as Vice President at Archon Capital Partners, which made private equity investments in media and entertainment companies, from 1995 to 1998.  Mr. Stolper began his career in 1993 as a member of the corporate finance group at Dillon, Read and Co., Inc., executing mergers and acquisitions, public and private financings and private equity investments with Saratoga Partners LLP, an affiliated principal investment group of Dillon Read.  Mr. Stolper earned his B.A. in Economics from the School of Arts & Sciences at the University of Pennsylvania, his B.S. in Economics with a concentration in Finance from the Wharton School at the University of Pennsylvania and a post-graduate award in Accounting from UCLA.

CUSIP NO. 74975N105

John S. Watts Jr. has served as Executive Chairman of HealthPlan Holdings, Inc., the largest privately-held provider of business process outsourcing for insurers in the individual, small business, union trust and voluntary benefits markets, since 2010.  He has also served as Trustee of Blue Cross and Blue Shield of Minnesota, since June 2013 and as a director of the Center for Corporate Innovation, since January 2014, where he facilitates roundtable discussions with chief executive officers across the healthcare industry.  From September 2012 to November 2015, he served as Executive Chairman of International Medical Group, a provider of international medical insurance.  From December 2008 to March 2015, he served as a member of the Advisory Board of LifeMed Media, Inc. (a/k/a dLife), an operator of an online community network centered on diabetes patients and their families.  Mr. Watts served as a director of Metropolitan Health Networks, Inc. (formerly NYSE:MDF), a healthcare services provider, from April 2010 until it was acquired by Humana, Inc. (NYSE:HUM) for approximately $850 million in December 2012.  Mr. Watts also previously served as a director of CareCentrix, Inc., a provider of home health benefits management services that was acquired by Water Street Healthcare Partners, from September 2009 to September 2011, as Executive Chairman of MDdatacor, LLC, a provider of next-generation healthcare data integration and analytic solutions that was acquired by Symphony Technology Group, from March 2008 to September 2011, and as Executive Chairman of Implantable Provider Group, Inc., a provider of Surgical and Implant Cost Management solutions that was acquired by Sequoia Capital, from September 2008 to November 2009.  Prior to that, Mr. Watts served as President and Chief Executive Officer of Commercial and Consumer Business at WellPoint, Inc. (n/k/a Anthem Inc. (NYSE:ANTM)), the nation’s largest insurer (“WellPoint”), from September 2006 to December 2007. He also previously served as President and Chief Executive Officer of Anthem National Accounts at WellPoint from 2004 to 2006, and as President and Chief Executive Officer of Blue Cross Blue Shield of Georgia from 2002 to 2004. Mr. Watts earned his B.A. in English from UCLA.

CUSIP NO. 74975N105

Frank R. Williams Jr. has served as Senior Vice President and Senior Managing Director of Acquisitions for Medical Properties Trust, Inc. (NYSE:MPW), a real estate investment trust focusing exclusively on providing capital to acute care facilities, since September 2011.  From June 2008 to September 2011, Mr. Williams served as Managing Director at Barclays Capital, the investment banking division of Barclays PLC (NYSE:BCS),  where he managed the firm’s relationships with acute care hospitals and alternate site healthcare providers. He joined Barclays Capital from The Bear Stearns Companies, Inc., an investment bank, securities trading and brokerage firm that was acquired by JPMorgan Chase & Co. (NYSE:JPM), where he served as a Senior Managing Director in the global healthcare group, from 1999 to 2008.  Before joining the healthcare group, Mr. Williams spent several years both as a leveraged finance banker and in the M&A group focused on healthcare transactions.  Mr. Williams is the Chairman of the Board of Trustees of the Colorado Outdoor Education Center, which he joined in February 2006.  Mr. Williams earned his M.B.A. from Columbia Business School at Columbia University and his Bachelor’s degree in History and Political Science from Southern Methodist University.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board regarding the nomination of directors at the 2016 Annual Meeting and the composition of the Board, generally. It remains the Reporting Persons’ preference to work constructively with management and the Board to reach a mutually agreeable resolution to avoid a proxy contest.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,787,588 Shares outstanding, as of October 27, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 30, 2015.

A.	Krensavage Partners

(a)	As of the date hereof, Krensavage Partners directly owns 2,925,170 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,925,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,925,170
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Krensavage Advisors

(a)	Krensavage Advisors, as the general partner of Krensavage Partners, may be deemed the beneficial owner of the 2,925,170 Shares owned by Krensavage Partners.

Percentage: Approximately 5.1%

CUSIP NO. 74975N105

(b)	1. Sole power to vote or direct vote: 2,925,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,925,170
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Krensavage Partners Too

(a)	As of the date hereof, Krensavage Partners Too directly owns 521,920 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 521,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,920
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Krensavage Advisors Too

(a)	Krensavage Advisors Too, as the general partner of Krensavage Partners Too, may be deemed the beneficial owner of the 521,920 Shares owned by Krensavage Partners Too.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 521,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,920
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors Too has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Krensavage Asset Management

(a)
Krensavage Asset Management, as the investment manager of each of Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 2,925,170 Shares owned by Krensavage Partners and (ii) 521,920 Shares owned by Krensavage Partners Too.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,447,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,447,090
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74975N105

(c)
Krensavage Asset Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners and Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Krensavage

(a)
Mr. Krensavage, as the managing member of Krensavage Asset Management, may be deemed the beneficial owner of the (i) 2,925,170 Shares owned by Krensavage Partners and (ii) 521,920 Shares owned by Krensavage Partners Too.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,447,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,447,090
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Krensavage has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.           Messrs. Goldberg, Stolper, Watts, and Williams

(a)	As of the date hereof, Messrs. Goldberg, Stolper, Watts, and Williams do not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Goldberg, Stolper, Watts, or Williams has entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 74975N105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 19, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2016 Annual Meeting (the “Solicitation”), and (c) Krensavage agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Krensavage has agreed to indemnify each of the Nominees against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Krensavage Partners, LP, Krensavage Partners Too, LP, Krensavage Advisors, LLC, Krensavage Advisors Too, LLC, Krensavage Asset Management, LLC, Michael P. Krensavage, Jeffrey D. Goldberg, Mark D. Stolper, John S. Watts Jr., and Frank R. Williams Jr., dated February 19, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

CUSIP NO. 74975N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2016

Krensavage Partners, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Advisors Too, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

/s/ Michael P. Krensavage
Michael P. Krensavage, Individually and as attorney-in-fact for Jeffrey D. Goldberg, Mark D. Stolper, John S. Watts Jr., and Frank R .Williams Jr.

CUSIP NO. 74975N105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

KRENSAVAGE PARTNERS, LP

(59,009)*	-	01/04/16
65,949	4.0232	01/05/16
121,526	3.4949	01/11/16
40,139	3.0504	01/20/16
85,185	3.4000	01/22/16
13,548	3.3512	02/03/16

KRENSAVAGE PARTNERS TOO, LP

59,009*	-	01/04/16
25,231	3.4949	01/11/16
3,683	3.0504	01/20/16
14,815	3.4000	01/22/16
85	3.3512	02/03/16

* Indicates internal transfer or portfolio rebalancing.